                              Securities and Exchange Commission

                              Washington, D. C. 20549

                              Form 11-K
                              Annual Report

                              Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934

                              For the fiscal year ended December 31, 1996

                              Commission File No. 1-10697

                              NON-QUALIFIED STOCK PURCHASE PLAN
                              OF COMMERCIAL INTERTECH CORP.

                              COMMERCIAL INTERTECH CORP.

                              1775 Logan Avenue
                              Youngstown, Ohio 44505

                             Audited Financial Statements

                             NON-QUALIFIED STOCK PURCHASE PLAN
                             OF COMMERCIAL INTERTECH CORP.

                             Years Ended December 31, 1996, 1995, and 1994

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Audited Financial Statements

                  Years Ended December 31, 1996, 1995, and 1994

                                    CONTENTS

REQUIRED INFORMATION

Report of Independent Auditors ............................................ 1

Statements of Net Assets--December 31, 1996 and 1995 ...................... 2

Statements of Changes in Net Assets--Years Ended December 31, 1996,
    1995, and 1994 ........................................................ 3

Notes to Financial Statements ............................................. 4

EXHIBITS

Consent of Independent Auditors ........................................... 8

                         Report of Independent Auditors

Administrative Committee
Non-Qualified Stock Purchase Plan
 of Commercial Intertech Corp.

We have audited the accompanying statements of net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. as of December 31, 1996 and 1995, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. at December 31, 1996 and 1995, and the changes in its net assets for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statements of net assets and the statements of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

                                                         Ernst & Young LLP

Cleveland, Ohio
March 21, 1997







                                 Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                                            Statements of Net Assets


                                                DECEMBER 31, 1996                       DECEMBER 31, 1995
                                        --------------------------------------  ---------------------------------
                                                    COMMERCIAL                             COMMERCIAL
                                                     INTERTECH                             INTERTECH
                                                       CORP.                                 CORP.
                                          MONEY       COMMON                   MONEY        COMMON
                                          MARKET      STOCK                    MARKET       STOCK
                                           FUND        FUND         TOTAL       FUND         FUND         TOTAL
                                        -------------------------------------------------------------------------
ASSETS
Cash                                                 $  5,215    $   5,215                 $     375    $    375
Company contributions receivable                                         0    $   1,259        1,828       3,087
Employee contributions receivable                                        0        2,517        3,707       6,224
Accrued interest receivable             $    231                       231          282                      282
                                        ------------------------------------------------------------------------
                                             231        5,215        5,446        4,058        5,910       9,968
Investments:
   Money Market Fund                      58,836                    58,836       61,920                   61,920
   Investment in CIC stock                             45,344       45,344                    56,351      56,351
   Investment in CUNO stock                            29,869       29,869                                     0
                                        ------------------------------------------------------------------------
                                          58,836       75,213      134,049       61,920       56,351     118,271
                                        ------------------------------------------------------------------------
                                          59,067       80,428      139,495       65,978       62,261     128,239
LIABILITIES

Distributions payable to participants    (59,067)     (80,054)    (139,121)     (65,978)     (61,915)   (127,893)
Payable to the Company                                   (230)        (230)                     (194)       (194)
Federal withholdings payable                             (144)        (144)                     (152)       (152)
                                        ------------------------------------------------------------------------
                                         (59,067)     (80,428)    (139,495)     (65,978)     (62,261)   (128,239)
                                        ------------------------------------------------------------------------
NET ASSETS                              $      0    $       0    $       0    $       0    $       0    $      0
                                        =========================================================================

See notes to financial statements.




                                                Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                                                              Statements of Changes in Net Assets

                                                                                         FOR THE YEAR ENDED
                                            ---------------------------------------------------------------------------
                                                       DECEMBER 31, 1996                     DECEMBER 31, 1995
                                            ----------------------------------- ---------------------------------------
                                                        COMMERCIAL                            COMMERCIAL
                                                        INTERTECH                              INTERTECH
                                                           CORP.                                 CORP.
                                              MONEY       COMMON                   MONEY        COMMON
                                              MARKET      STOCK                    MARKET       STOCK
                                               FUND        FUND        TOTAL        FUND         FUND         TOTAL
                                            ---------------------------------------------------------------------------
Contributions:
   Company                                  $ 19,160    $  20,437    $  39,597    $ 21,295    $  22,084    $  43,379
   Employee                                   38,320       41,458       79,778      42,115       44,760       86,875
                                            ---------------------------------------------------------------------------
                                              57,480       61,895      119,375      63,410       66,844      130,254
Net investment income:
   Interest and dividends                      1,587          823        2,410       2,568          843        3,411
   Other expenses                                            (124)        (124)                  (2,496)      (2,496)
                                            ---------------------------------------------------------------------------
                                               1,587          699        2,286       2,568       (1,653)         915

Realized gain (loss) on distribution                         (272)        (272)                  51,561       51,561
Realized gain on sales of assets                                             0                      951          951
Unrealized appreciation (depreciation) in
   aggregate current value of investments                  20,330       20,330                  (28,002)     (28,002)
Decrease (increase) in Company payable                        (36)         (36)                   9,309        9,309
Transfers to Company                                                         0                   (9,897)      (9,897)
                                            ---------------------------------------------------------------------------
Net assets available for distribution         59,067       82,616      141,683      65,978       89,113      155,091
Distribution to participants                  59,067       82,616      141,683      65,978       89,113      155,091
                                            ---------------------------------------------------------------------------

Net change in net assets                           0            0            0           0            0            0

Net assets at beginning of year                    0            0            0           0            0            0
                                            ---------------------------------------------------------------------------
NET ASSETS AT END OF YEAR                   $      0    $       0    $       0    $      0    $       0    $       0
                                            ===========================================================================


                                                     FOR THE YEAR ENDED
                                            -----------------------------------
                                                     DECEMBER 31, 1994
                                            -----------------------------------
                                                       COMMERCIAL
                                                       INTERTECH
                                                          CORP.
                                              MONEY      COMMON
                                              MARKET     STOCK
                                               FUND       FUND       TOTAL
                                            ------------------------------------
Contributions:
   Company                                   $ 71,552   $ 90,754   $162,306
   Employee                                   156,231    221,601    377,832
                                            ---------------------------------
                                              227,783    312,355    540,138
Net investment income:
   Interest and dividends                       4,432      4,449      8,881
   Other expenses                                           (859)      (859)
                                            ---------------------------------
                                                4,432      3,590      8,022

Realized gain (loss) on distribution                      (8,302)    (8,302)
Realized gain on sales of assets                                          0
Unrealized appreciation (depreciation) in
   aggregate current value of investments                 35,141     35,141
Decrease (increase) in Company payable                    (3,479)    (3,479)
Transfers to Company                                                      0
                                            ---------------------------------
Net assets available for distribution         232,215    339,305    571,520
Distribution to participants                  232,215    339,305    571,520
                                            ---------------------------------

Net change in net assets                            0          0          0

Net assets at beginning of year                     0          0          0
                                            ---------------------------------
NET ASSETS AT END OF YEAR                    $      0   $      0   $      0
                                            ==================================


See notes to financial statements.


         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

                          Notes to Financial Statements

                  Years Ended December 31, 1996, 1995, and 1994


A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at the closing sale price on the last business day of the year. Investments consist of common shares of Commercial Intertech Corp. (the "Company" or "CIC"), common shares of CUNO Incorporated (See Note D), and Money Market Fund shares. Generally, purchases of Company shares are made on the open market; however, purchases may also be made directly from the Company's treasury. Historical cost is computed based on average cost for purposes of computing unrealized appreciation (depreciation) in the aggregate current value of investments, realized gain (loss) on distribution, and realized gain (loss) on sales of common stock.

PLAN DISTRIBUTIONS

Distributions payable to participants represent the value of participants' accounts in the Money Market Fund and the number of shares of stock allocated to participants' accounts times the year end market price per share for the Common Stock Fund. Realized gains/losses on distributions are calculated based on historical costs.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN

The Plan provides investment opportunities for eligible employees, including the opportunity to acquire stock of the Company. Eligible employees include all employees of Commercial Intertech Corp. and its domestic subsidiaries with a base salary in excess of $150,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code (prior to the January 1, 1995 amendment, eligible employees included all domestic employees with a base salary in excess of $45,000). Eligible employees also include employees, as designated by the Compensation Committee of the Board of Directors, of foreign subsidiaries of the Company. Participants may elect to contribute up to 15% of their eligible compensation. The Company will make a contribution to each participant's account equal to 50% of the participant's contributions, up to a maximum of 3% of the participant's eligible compensation.

Eligible compensation, for employees of the Company and its domestic subsidiaries, is defined as base wage or salary in excess of $150,000, as adjusted in accordance with Section 401(a)(17) of the Internal Revenue Code. For employees of foreign subsidiaries of the Company, eligible compensation consists of base wage or salary.

Participants may elect to contribute to either the Commercial Intertech Corp. Common Stock Fund (Stock Fund) or the Money Market Fund. Employee and Company contributions are allocated directly to each participant's account and vest immediately. Effective January 1, 1994, the Plan was amended such that for the Stock Fund, the monthly allocation of shares to a participant's account would be based on the proportion that the participant's contributions and employer contributions for that participant bears to such contributions of all participants who participate in the Stock Fund. Prior to January 1, 1994, Stock Fund contributions were converted to shares each month using the average daily stock price for that month. Investment income is allocated proportionally to each participant's account.

At the beginning of each Plan year, participants may change deduction percentages or investment funds, suspend contributions, or withdraw from the Plan.

Distributions are made after the end of each Plan year. Money Market Fund participants receive the full value of their accounts as of the Plan year end. Stock Fund distributions are made in whole shares of stock, while fractional shares less than one-half are forfeited and used as a credit toward future Company contributions. Distribution of a participant's account is required as soon as practical after the end of the month in which the participant terminates employment for any reason, including death, disability, retirement, discharge or otherwise.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.

B.     DESCRIPTION OF THE PLAN--CONTINUED

In 1996, 6 employees participated in the Money Market Fund and 9 employees participated in the Stock Fund. In 1995, 7 employees participated in the Money Market Fund and 10 employees participated in the Stock Fund. In 1994, 59 employees participated in the Money Market Fund and 113 employees participated in the Stock Fund.

The Plan is administered by a committee appointed by the Compensation Committee of the Board of Directors of the Company. The Company has the sole right to appoint the Trustee, and to terminate the Plan at any time, subject to Plan provisions. Administrative expenses that are not paid by the Company, in its sole discretion, will be paid by the Plan.

The foregoing description of the Plan provides only general information. Additional information may be obtained from the Plan administrative committee.

C.     INCOME TAX STATUS

The Plan maintains its assets in a trust which is not a qualified trust under
Section 401(a) of the Internal Revenue Code. As such, the trust is a taxable trust under Subchapter J of the Internal Revenue Code and is taxable on undistributed earnings. Participants are taxed on matching Company contributions and earnings distributed by the trust.

Since the trust distributed all earnings during 1996, 1995, and 1994, it has no federal income tax liability for such years.

D.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of Commercial Intertech Corp. during the years ended December 31, 1996, 1995, and 1994. The Plan received dividends of $823, $843, and $4,449 on this stock during 1996, 1995, and 1994, respectively.

On September 10, 1996, the Company spun off CUNO Incorporated, a wholly-owned subsidiary, as an independent publicly held company. The spin-off was in the form of a one-for-one share dividend to shareholders of Company common stock as of August 9, 1996. As a result of the share dividend, Plan participants received a total of 2,008 common shares of CUNO Incorporated.

Based on the average market value of the respective stocks at the time of the spin-off, 56% of the cost basis of the 2,008 shares of Company common stock held in the Plan at that time was allocated to the 2,008 shares of CUNO Incorporated common stock. The remaining 44% became the adjusted cost basis of the 2,008 shares of Company common stock.

         Non-Qualified Stock Purchase Plan of Commercial Intertech Corp.



E.    INVESTMENTS

                     Identity of Issue
                     Borrower, Lessor                            Description of                     Current
                     or Similar Party                              Investment             Cost       Value
---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1996
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                            **3,328 common shares
                                                              $13.625 per share       $    33,728 $    45,344
   CUNO Incorporated                                      **2,008 common shares

                                                              $14.875 per share            23,816      29,869

Money Market Fund:
   Federated Investors Inc. trust for U.S. Treasury
     Obligations                                          **58,836 shares                  58,836      58,836
                                                                                      -------------------------

                                                                                      $   116,380 $   134,049
                                                                                      =========================
DECEMBER 31, 1995
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.                            **3,109 common shares
                                                              $18.125 per share       $    59,012 $    56,351
Money Market Fund:
   Federated Investors Inc. trust for U.S. Treasury
     Obligations                                          **61,920 shares                  61,920      61,920
                                                                                      -------------------------

                                                                                      $   120,932 $   118,271
                                                                                      =========================



                                                               Distributions of Investments
                                                                  During the Year Ended
                     Identity of Issue               ---------------------------------------------------
                     Borrower, Lessor                    Aggregate          Market          Realized
                     or Similar Party                       Cost             Value         Gain (Loss)
----------------------------------------------------------------------- ---------------------------------
DECEMBER 31, 1996
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.
                                                         $    64,749       $    64,477      $    (272)
   CUNO Incorporated

                                                                NONE              NONE           NONE

Money Market Fund:
   Federated Investors Inc. trust for U.S. Treasury
     Obligations                                              65,978            65,978              0



DECEMBER 31, 1995
Commercial Intertech Corp. Common Stock Fund:
   *Commercial Intertech Corp.
                                                         $   313,345       $   364,906      $  51,561
Money Market Fund:
   Federated Investors Inc. trust for U.S. Treasury
     Obligations                                             232,215           232,215              0



             *    Party-in-interest.

             ** Individual investment that comprises five percent or more of the Plan's assets. The fair value of the Plan's investment in Commercial Intertech Corp. common stock (including shares bought and distributed, as well as held during the year), appreciated $14,277 in 1996, depreciated $28,002 in 1995 and appreciated $35,141 in 1994. The fair value of the Plan's investment in CUNO Incorporated common stock appreciated $6,053 in 1996.

                                                                       EXHIBIT I

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25795) pertaining to the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. and in the related Prospectus of our report dated March 21, 1997, with respect to the financial statements of the Non-Qualified Stock Purchase Plan of Commercial Intertech Corp. included in this Annual Report (Form 11-K) for the year ended December 31, 1996.

                                                           Ernst & Young LLP

Cleveland, Ohio
March 21, 1997

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:  March 27, 1997                         Non-Qualified Stock Purchase Plan
                                              of Commercial Intertech Corp.

                                              By:  James M. Donchess
                                                 -----------------------------
                                                   James M. Donchess
                                                   Corporate Attorney, Benefits